Q3 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Pan American Silver Reports Unaudited Third Quarter 2024 Results, with
Record Free Cash Flow of $151.5 Million
Vancouver, B.C. - November 5, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports unaudited results for the quarter ended September 30, 2024 ("Q3 2024").
"Pan American generated record financial results in Q3 2024, including record free cash flow of $151.5 million, reflecting improved operating margins from the increase in production and silver and gold prices over Q2 2024," said Michael Steinmann, President and Chief Executive Officer. "We are on track to achieve our guidance for 2024, and we are looking forward to a strong finish for the year from a back-end loaded production profile."
"At the La Colorada mine, the new ventilation infrastructure has already resulted in a 59% increase in silver production and a 26% decline in cash costs compared to Q2 2024. We expect throughput will continue to rise, reaching 2,000 tonnes per day by the end of this year," added Mr. Steinmann.
The following highlights for Q3 2024 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q3 2024 Results:
•Silver production of 5.47 million ounces.
•Gold production of 225.0 thousand ounces.
•Record revenue of $716.1 million, which excludes an approximately $30 million build-up in finished goods and concentrate inventories.
•Net earnings of $57.1 million, or $0.16 basic earnings per share.
•Adjusted earnings of $115.1 million, or $0.32 adjusted earnings per share.
•Income tax expense of $73.3 million includes: (i) a net $40.5 million in Mexico and (ii) $6.3 million in Argentina, both related to prior years' tax filings, which were partially offset by (iii) the reversal of $26.5 million of Argentine inflation-driven tax expense that was recorded in the first half of 2024. Adjusted earnings does not include the first two items, as these relate to previous years' income.
•Record cash flow from operations before non-cash working capital changes of $235.8 million, net of $26.4 million in cash taxes paid.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC")(1)(2), excluding net realizable value ("NRV") inventory adjustments, per silver ounce of $15.88 and $20.90, respectively.
•Gold Segment Cash Costs and AISC(2)(3), excluding NRV inventory adjustments, per gold ounce of $1,195 and $1,516, respectively.
•Cash and short-term investments increased by $101.3 million to $469.9 million.
•At September 30, 2024, the Company had working capital of $780.0 million and $750.0 million available under the undrawn Credit Facility ("SL-Credit Facility"). Total debt of $815.2 million is primarily related to two senior notes, as well as certain lease liabilities, construction and other loans payable.
•The Company maintains its 2024 Operating Outlook, as previously provided in its Management's Discussion & Analysis ("MD&A") dated February 21, 2024. See the "2024 Operating Outlook" section of this news release for further detail.
•A cash dividend of $0.10 per common share with respect to Q3 2024 was declared on November 5, 2024, payable on or about November 29, 2024, to holders of record of Pan American’s common shares as of the close of markets on November 18, 2024. In Q3 2024, the Company paid cash dividends totaling $36.3 million. The dividends are eligible dividends for Canadian income tax purposes.

PAN AMERICAN SILVER CORP.	1

Q3 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

(1) Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment byproduct credits"), and are calculated per ounce of silver sold.
(2) Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision-making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
(3) Gold Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than gold ("gold segment by-product credits"), and are calculated per ounce of gold sold.

Q3 2024 Project Updates:
•At La Colorada, project capital of $3.6 million was directed largely to exploration and engineering on the Skarn project, and to complete the new ventilation infrastructure for the operating mine.
•At Huaron, project capital of $4.8 million was spent on the construction of the new filter plant and filter-stack tailings storage facility, which is on schedule to be substantially completed in the fourth quarter of 2024 and then be commissioned and operational by the end of Q1 2025.
•At Timmins, project capital of $2.5 million was spent to construct the paste plant and its associated infrastructure. Commissioning of the project commenced in October.
•At Jacobina, project capital of $2.5 million was invested in upgrading the plant facility infrastructure and a study aimed to optimize the mine's long-term economics and sustainability. This optimization study is expected to be released in the first half of 2025.
•At Escobal, the Guatemalan Ministry of Energy and Mines (“MEM”) appointed Mr. Luis Pacheco as Vice Minister of Sustainable Development in August. This position, responsible for overseeing the ILO 169 consultation process for the mine, had been vacant since April 29, 2024. During Q3 2024, Mr. Pacheco visited the mine along with other members of the MEM and held working meetings regarding the consultation process. The MEM has communicated to the Company that the Xinka Parliament is in the process of conducting meetings in their communities, but no new timeline has been published yet nor have any plenary activities been scheduled. The Escobal mine remains on care and maintenance and there is no date for a restart of operations.

PAN AMERICAN SILVER CORP.	2

Q3 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended September 30, 2024	Twelve months ended December 31, 2023
Weighted average shares during period	362,996	326,540
Shares outstanding end of period	363,001	364,660

	Three months ended September 30,
	2024	2023(1)
FINANCIAL
Revenue	$716.1	$616.3
Cost of Sales(2)	$540.4	$549.6
Mine operating earnings	$175.7	$66.7
Net earnings (loss)	$57.1	$(20.6)
Basic earnings (loss) per share(3)	$0.16	$(0.05)
Adjusted earnings(4)	$115.1	$5.2
Basic adjusted earnings per share(3)(4)	$0.32	$0.01
Net cash generated from operating activities	$226.2	$114.6
Net cash generated from operating activities before changes in working capital(4)	$235.8	$119.9
Sustaining capital expenditures(4)	$74.7	$76.7
Non-sustaining capital expenditures(4)(5)	$14.3	$48.7
Cash dividend paid per share	$0.10	$0.10
PRODUCTION
Silver (thousand ounces)	5,467	5,687
Gold (thousand ounces)	225.0	244.2
Zinc (thousand tonnes)	11.2	9.5
Lead (thousand tonnes)	5.2	4.9
Copper (thousand tonnes)	1.3	1.2
CASH COSTS(4) ($/ounce)
Silver Segment	15.88	13.13
Gold Segment	1,195	1,187
AISC(4) ($/ounce)
Silver Segment	19.63	18.19
Gold Segment	1,496	1,451
AVERAGE REALIZED PRICES(6)
Silver ($/ounce)	29.52	23.11
Gold ($/ounce)	2,475	1,927
Zinc ($/tonne)	2,897	2,336
Lead ($/tonne)	2,062	2,170
Copper ($/tonne)	9,273	8,343
(1)Amounts differ from those originally reported in the respective quarter due to the finalization of the purchase price allocation, which was retrospectively applied. Please refer to Note 2 of the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2024 for further details.
(2)Cost of Sales includes production costs, depreciation and amortization and royalties.
(3)Per share amounts are based on basic weighted average common shares.
(4)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(5)Non-sustaining capital expenditures primarily relate to project capital that is expected to increase future production.
(6)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q3 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Q3 2024 OPERATING PERFORMANCE

	Silver Production (thousand ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)
Silver Segment
La Colorada (Mexico)	1,329	0.9	19.59	22.25
Cerro Moro (Argentina)	804	17.0	18.84	20.88
Huaron (Peru)	888	--	9.32	16.77
San Vicente (Bolivia)(2)	811	--	13.06	16.28
Total Silver Segment(3)	3,833	17.9	15.88	19.63
Gold Segment
Jacobina (Brazil)	1	50.4	916	1,195
El Peñon (Chile)	995	26.8	956	1,314
Timmins (Canada)	2	33.9	1,599	1,912
Shahuindo (Peru)	69	35.9	960	1,413
La Arena (Peru)	12	22.7	1,412	1,673
Minera Florida (Chile)	115	19.1	1,824	2,109
Dolores (Mexico)	442	18.4	1,296	1,262
Total Gold Segment(3)	1,635	207.1	1,195	1,496
Total Consolidated(3)	5,467	225.0
(1)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.
2024 OPERATING OUTLOOK
Please see Pan American's MD&A dated February 21, 2024, for further detail on the Company's 2024 Operating Outlook. Please also refer to the Cautionary Note Regarding Forward-Looking Statements and Information at the end of this news release.
The Company reaffirms its 2024 Operating Outlook for annual production, Cash Costs and AISC, and capital expenditures. As indicated in the Company's MD&A dated August 7, 2024, the Company expects 2024 silver and gold production to be more heavily weighted to the fourth quarter of 2024 than originally indicated in its 2024 Quarterly Operating Outlook, and annual silver production to be towards the low end of the annual guidance range.
Additionally, cash income tax payments in Q4 2024 are now expected to be between $70.0 million to $90.0 million, which includes: $45.9 million of income taxes paid in October 2024 related to a settlement with the Mexican tax authorities, $6.3 million payable in Argentina related to an amendment of income tax filings, and a higher rate of installments to account for the increase in profitability from higher metal prices.

2024 Annual Guidance
Silver Production (million ounces)	21.00 - 23.00
Gold Production (thousand ounces)	880 - 1,000
Silver Segment Cash Costs(1) ($ per ounce)	11.70 - 14.10
Silver Segment AISC(1) ($ per ounce)	16.00 - 18.50
Gold Segment Cash Costs(1) ($ per ounce)	1,165 - 1,260
Gold Segment AISC (1) ($ per ounce)	1,475 - 1,575

PAN AMERICAN SILVER CORP.	4

Q3 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

2024 Annual Guidance
Sustaining Capital Expenditures ($ millions)	295.0 - 310.0
Project Capital Expenditures ($ millions)	80.0 - 85.0
(1) Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on these measures. The Cash Cost and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,950/oz for gold, $2,500/tonne ($1.13/lb) for zinc, $2,150/tonne ($0.98/lb) for lead, and $8,300/tonne ($3.76/lb) for copper; and average annual exchange rates relative to 1 USD of 17.50 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 980.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.36 for the Canadian dollar ("CAD"), $850.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, free cash flow, working capital, total debt and net cash are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three and nine months ended September 30, 2024. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST

Date:	November 6, 2024
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-888-259-6580 (toll-free in Canada and the U.S.)
(+1) 416-764-8624 (international participants)
Conference ID:	97750876
Webcast:	https://events.q4inc.com/attendee/510828696
The live webcast, presentation slides and the report for Q3 2024 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an

PAN AMERICAN SILVER CORP.	5

Q3 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits. Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the SL-Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of cash and cash equivalents, Short-term Investments, and the amount available on the SL-Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q3 2024 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2024, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2024; the expectation that production will be back-end loaded and anticipated benefits therefrom; the anticipated dividend payment date of November 29, 2024; the anticipated release of a study related to Jacobina in the first half of 2025, and any anticipated benefits to be derived from the study; expectations regarding the ILO 169 consultation process with respect to Escobal; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of

PAN AMERICAN SILVER CORP.	6

Q3 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ability to satisfy the closing conditions and receive regulatory approval to complete the sale of La Arena; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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